SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D/A

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 9)*



                         UNITED PARK CITY MINES COMPANY
                                (Name of Issuer)



                      COMMON STOCK, PAR VALUE .01 PER SHARE
                         (Title of Class of Securities)



                                   911315109
                                 (CUSIP Number)


               Irwin D. Rowe                Joseph S. Lesser
               Loeb Investors Co. XL        Loeb Investors Co.XL
               61 Broadway                  521 Fifth Avenue
               New York, NY 10006           New York, NY 10175
               (212)783-7025               (212) 883-0363

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                  March 3, 1997
             (Date of Event which Requires Filing of this Statement)




If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

 CUSIP No.: 911315109

1.     NAME OF REPORTING PERSON:

       Loeb Investors Co. XL

       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:

       13-3278209

2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:  (a)  [X]
                                                          (b)  [  ]

3.     SEC USE ONLY:


4.     SOURCE OF FUNDS:
           OO

5.     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
       REQUIRED PURSUANT TO ITEM 2(d) or 2(e):  [  ]

6.     CITIZENSHIP OR PLACE OF ORGANIZATION:          New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

     7.  SOLE VOTING POWER:

         1,935,982

     8.  SHARED VOTING POWER:


     9.  SOLE DISPOSITIVE POWER:

          1,935,982

     10. SHARED DISPOSITIVE POWER:


11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

         1,935,982

12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES:  [  ]

13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

         71.70%

14.     TYPE OF REPORTING PERSON:

         PN

 CUSIP No.: 911315109


1.     NAME OF REPORTING PERSON:

         John L. Loeb, Jr.

       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:

         ###-##-####

2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:  (a)  [X]
                                                          (b)  [  ]

3.     SEC USE ONLY:

4.     SOURCE OF FUNDS:
           PF

5.     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEM 2(d) or 2(e):  [  ]

6.     CITIZENSHIP OR PLACE OF ORGANIZATION:          USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
WITH:

     7.  SOLE VOTING POWER:

         51,540

     8.  SHARED VOTING POWER:


     9.  SOLE DISPOSITIVE POWER:

         51,540

     10. SHARED DISPOSITIVE POWER:

11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

         51,540

12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES:   [X]

13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

         1.91%

14.     TYPE OF REPORTING PERSON:

         IN

 CUSIP No.: 911315109


1.     NAME OF REPORTING PERSON:

       Estate of John L. Loeb

       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:


2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:  (a)  [X]
                                                          (b)  [  ]

3.     SEC USE ONLY:

4.     SOURCE OF FUNDS:

         OO

5.     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEM 2(d) or 2(e):  [  ]

6.     CITIZENSHIP OR PLACE OF ORGANIZATION:          New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
WITH:

     7.  SOLE VOTING POWER:

         6,191

     8.  SHARED VOTING POWER:


     9.  SOLE DISPOSITIVE POWER:

         6,191

     10. SHARED DISPOSITIVE POWER:

11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

         6,191

12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES:  [X]

13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

         0.23%

14.     TYPE OF REPORTING PERSON:

         OO

          This Amendment No. 9 further amends the Schedule 13D Statement dated July 22, 1985, as previously amended, filed by Loeb Investors Co. XL ("Loeb Investors") and others.

ITEM 2.   IDENTITY AND BACKGROUND

          Set forth on Schedule 1 are the names and addresses of each partner of Loeb Investors and the number of Shares owned by Loeb Investors in which such partner currently has the pecuniary interest.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS AND OTHER CONSIDERATION

          Loeb Investors acquired the Shares presently owned by it for aggregate consideration of $15,009,340.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER

          (a), (b) According to information furnished by United Park City Mines Company (the "Company"), there are 2,700,250 outstanding Shares. On the date of this Amendment, the Reporting Persons beneficially owned an aggregate of 1,993,713 Shares, or 73.84% of the outstanding Shares. The number of Shares and percentages of the outstanding Shares owned by each of the respective Reporting Persons (including the Shares referred to in paragraph (c) of this Item 5) are as follows:

      Loeb Investors:                   1,935,982 Shares, or 71.70% of the
                                        Shares outstanding.
      John L. Loeb, Jr.:                51,540 Shares, or 1.91% of the
                                        Shares outstanding.
      Estate of John L. Loeb:           6,191 Shares, or 0.23%  of the
                                        Shares outstanding.

          (c) On March 3, 1997, Loeb Investors acquired 60,000 Shares in a private transaction at a purchase price of $13.00 per Share. Such Shares were allocated to the Loeb Investors partnership capital account of Sandstone Limited, one of its partners. Sandstone Limited contributed the funds used to acquire the shares to Loeb Investors as additional capital. Loeb Investors believes the funds were obtained by Sandstone Limited from its working capital.

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 6, 1997

LOEB INVESTORS CO. XL


By:   /S/ JOSEPH S. LESSER
      Joseph S. Lesser, Managing Partner

                                   SCHEDULE 1
                              LOEB INVESTORS CO. XL


  NAME OF PARTNER                          ADDRESS                NO. OF SHARES

Estate of John L. Loeb                  c/o Stroock &                   404,401
                                        Stroock & Levan
                                        LLP, 180 Maiden Lane
                                        New York, New York
                                        10038

John L. Loeb, Jr.                       375 Park Avenue                  83,333
                                        New York, NY  10152

John L. Loeb, Jr., and John             375 Park Avenue                35,338.5
A. Levin, Trustees U/W  Carl            New York, NY  10152
M. Loeb 1/3/55 F/B/O Ann L. Bronfman

John L. Loeb, Jr., and John             375 Park Avenue                41,598.3
A. Levin, Trustees U/W  Carl            New York, NY  10152
M. Loeb 1/3/55 F/B/O John L. Loeb Jr.

John L. Loeb, Jr., and John             375 Park Avenue                35,338.5
A. Levin, Trustees U/W  Carl            New York, NY  10152
M. Loeb 1/3/55 F/B/O Judith L. Chiara

John L. Loeb, Jr., and John             375 Park Avenue                35,338.5
A. Levin, Trustees U/W  Carl            New York, NY  10152
M. Loeb 1/3/55 F/B/O Arthur L. Loeb

John L. Loeb, Jr., and John             375 Park Avenue                66,129.3
A. Levin, Trustees U/W  Carl            New York, NY  10152
M. Loeb 1/3/55 F/B/O Deborah L. Brice

Henry A. Loeb, Elisabeth L.             61 Broadway                     120,593
Levin, Jean L. Troubh  and              New York, NY  10006
Thomas L. Kempner, Trustee
U/W Carl M.  Loeb 1/3/55
F/B/O Henry A. Loeb's Children

Thomas L. Kempner and William           61 Broadway                     1,339.5
A. Perlmuth,  Trustees U/A              New York, NY  10006
dated 3/9/76 F/B/O Adeline M. Kempner

Thomas L. Kempner and William           61 Broadway                     6,700.1
A. Perlmuth,  Trustees U/W              New York, NY  10006
Carl M. Loeb 1/3/55 F/B/O
Thomas  L. Kempner

Thomas L. Kempner and William           61 Broadway                     6,700.2
A. Perlmuth,  Trustees U/W              New York, NY  10006
Carl M. Loeb 1/3/55 F/B/O
Alan H.  Kempner, Jr.

Thomas L. Kempner and William           61 Broadway                    26,795.4
A. Perlmuth,  Trustees U/W              New York, NY  10006
Carl M. Loeb 1/3/55 F/B/O
Carl L.  Kempner

Thomas L. Kempner and William           61 Broadway                    17,420.1
A. Perlmuth,  Trustees U/W              New York, NY  10006
Carl M. Loeb 1/3/55 F/B/O
Margaret  L. Kempner's Children

Thomas L. Kempner and William           61 Broadway                     6,700.1
A. Perlmuth,  Trustees U/I              New York, NY  10006
dated 5/19/64 F/B/O Thomas L.
 Kempner's Children

Thomas L. Kempner, Jerome A.            61 Broadway                     6,700.2
Manning and Alan  H. Kempner,           New York, NY  10006
Jr., Trustees U/I dated
5/19/64 F/B/O  Alan H.
Kempner, Jr.'s Children

Alan H. Kempner, Jr.                    9045 N. Morning                 6,700.1
                                        Glory Rd.
                                        Paradise Valley,
                                        AZ  85253

Marvin Moser                            13 Murray Hill Avenue           1,339.5
                                        Scarsdale, NY 10583

C.V. Starr & Co., Inc.                  70 Pine Street                 154,094
                                        New York, NY  10270

Sandstone, Limited                      Tropic Isle Building         809,306.5
                                        Road Town
                                        Tortola, B.V.I.

S&S&L Investment Partnership            180 Maiden Lane              33,936.75
                                        New York, NY  10038

Joseph S. Lesser                        521 5th Avenue                29,600.6
                                        New York, NY  10175

Alan L. Gordon                          521 Fifth Avenue               1,786.5
                                        New York, NY  10175

Peter Readman                           8 South Hampton Place           4,433.5
                                        London, WC1A 2EA,
                                        England

Richard W. Wilkinson, Trustee           106 Commerce Street              357.5
                                        Suite 109
                                        Lake Mary, FL 32476